SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

AMBEV REPORTS SECOND QUARTER 2006 RESULTS

São Paulo, August 14, 2006 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and the leading brewer in Latin America, announces today its results for the second quarter 2006 (2Q06). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian GAAP.

AmBev’s consolidated results are the sum of the three following business units:

•	Brazil: comprised of (i) Beer Brazil; (ii) CSD & Nanc (Carbonated Soft Drinks and Nanc – Non-Alcoholic, Non-Carbonated beverages); and (iii) Malt and By-Products Sales;

•	Hispanic Latin America (HILA): comprising (i) AmBev’s average 59.8% economic stake in Quinsa; and (ii) HILA-ex (which corresponds to AmBev’s controlled operations in Northern Latin America); and

•	North America: representing the operations of Labatt Brewing Company Limited (“Labatt”).

Comparisons, unless otherwise stated, refer to the second quarter 2005 (2Q05).

OPERATING AND FINANCIAL HIGHLIGHTS

•	Consolidated EBITDA reached R$1,586.3 million (+11.9%). EBITDA margin reached 39.3% (+100 bps).

•	Beer Brazil EBITDA’s grew 17.3%, achieving 46.8% margin; AmBev market share reached 68.8% during 2Q06, and sales volume increased 4.4%.

•	CSD & Nanc sales volume rose 8.6% in Brazil; EBITDA amounted to R$125.7 million, up 3.6% reaching 31.4% margin.

•	Quinsa total EBITDA grew 25.2% in US dollars, and AmBev’s average stake in Quinsa during 2Q06 reached 59.8% (2Q05: 55.2%).

•	Labatt EBITDA increased 11.3% in Canadian dollars, and the EBITDA margin reached 38.2% in North American operation.

•	Net earnings per thousand shares rose 59.9%; excluding goodwill amortization, we observed a 23.0% increase in earnings per thousand shares.

Financial Highlights – AmBev Consolidated R$million	2Q06	2Q05	% Change

Net revenues	4,037.1	3,704.3	9.0%
Gross profit	2,688.9	2,346.2	14.6%
EBIT	1,216.6	1,160.7	4.8%
EBITDA	1,586.3	1,418.2	11.9%
Net income	483.3	305.2	58.3%
No. of shares outstanding (millions)	64,986.8	65,623.5	-1.0%
EPS (R$/000 shares)	7.44	4.65	59.9%
EPS excl. goodwill amortization (R$/000 shares)	11.98	9.74	23.0%
EPS (US$/ADR)	0.34	0.19	81.1%
EPS excl. goodwill amortization (US$/ADR)	0.55	0.39	39.3%

Notes:
(1)	Average exchange rates between Reais and US Dollars used for 2Q06 and 2Q05 were R$2.19/US$and R$2.48/US$, respectively.
(2)	The average exchange rates between Reais and Canadian Dollars used for 2Q06 and 2Q05 were R$1.95/CAD$and R$1.99/CAD$, respectively.
(3)	Per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).
(4)	Values may not add up due to rounding.
(5)	EBIT and EBITDA do not have a standardized meaning and AmBev’ definition of EBITDA may not be comparable to EBITDA as used by other companies.

Second Quarter 2006 Results August 14, 2006 Page 2

Message from AmBev Management

AmBev presented solid growth in 2Q06. Consolidated EBITDA grew 11.9%, while EPS (before goodwill amortization) was up by 23.0%. The excellent performance on our major business units yielded EBITDAs growth of 17.3% for the Brazilian Beer Operation, 11.3% (in Canadian dollars) for Labatt and 25.2% (in US dollars) for Quinsa.

In Brazil, we had a good quarter with an average market share at the Beer segment of 68.8%. All preparation and execution for the World Cup ensured a 4.4% growth, despite a less favorable weather in April and May. The CSD segment in Brazil continued exhibiting a solid volume growth, reaching 8.6% for the 2Q06. Commenting on Ambev’s performance in Brazil, Luiz Fernando Edmond, Latin America General Officer, affirmed: “During 2Q06, our planning and execution ensured a healthy volume and profitability growth in Beer Brazil. Referring to CSD, we had higher marketing investments, in order to leverage upon the World Cup and strength the brand equity of our brands, which yielded in a small EBITDA growth for the quarter.”

Quinsa continues to deliver strong growth, highlight for the CSD volume, which increased 30.4%. Our HILA-ex operations resented encouraging volume growth in Peru and Dominican Republic, although we continue to show weak results, as expected. “2006 has been standing out for volume and share increase in the HILA-ex countries. I believe we are building a solid foundation to reach high profitability. One more time, excellent results were achieved in the Quinsa operation”, said Luiz Fernando Edmond.

In Canada, we obtained increased volumes, reaching 3.0% for domestic sales. We keep on applying our best practices in cost management, enabling us to obtain an 11.3% EBITDA growth. “We continue to maintain the strategy of improving our brands and the results achieved so far are optimistic”, says Miguel Patrício, North America General Officer.

OPERATIONAL PERFORMANCE BY BUSINESS UNIT

The following charts illustrate the contribution of each business unit to AmBev’s consolidated results.

Net Revenues	EBITDA

Total: R$4,037.1 million	Total: R$1,586.3 million

Second Quarter 2006 Results August 14, 2006 Page 3

Brazil

The AmBev Brazil business unit reached an EBITDA of R$1,077.4 million (+14.3%), representing 67.9% of AmBev’s consolidated EBITDA.

	Beer				CSD & Nanc

Brazil Results R$million	2Q06	2Q05	% Chg.		2Q06	2Q05	% Chg.

Volume (‘000 hl)	14,503	13,889	4.4%		4,889	4,500	8.6%
Net Revenue	2,000.1	1,777.6	12.5%		400.8	375.5	6.7%
Net Revenue/hl	137.9	128.0	7.8%		82.0	83.5	-1.8%
COGS	(571.8)	(577.0)	-0.9%		(183.1)	(197.4)	-7.2%
COGS/hl	(39.4)	(41.5)	-5.1%		(37.5)	(43.9)	-14.6%
Gross Profit	1,428.3	1,200.6	19.0%		217.7	178.1	22.2%
Gross Margin	71.4%	67.5%	390	bps	54.3%	47.4%	690	bps
SG&A excl. deprec. & amort.	(525.8)	(440.6)	19.3%		(97.3)	(63.4)	53.4%
SG&A deprec. & amort.	(170.1)	(88.5)	92.1%		(57.2)	(28.6)	100.1%
SG&A Total	(695.9)	(529.2)	31.5%		(154.6)	(92.0)	67.9%
% of Net Revenue	34.8%	29.8%	500	bps	38.6%	24.5%	1410	bps
EBIT	732.4	671.5	9.1%		63.1	86.1	-26.7%
EBIT Margin	36.6%	37.8%	-120	bps	15.7%	22.9%	-720	bps
EBITDA	936.8	798.6	17.3%		125.7	121.3	3.6%
EBITDA Margin	46.8%	44.9%	190	bps	31.4%	32.3%	-90	bps

	Malt and By-products				Total

Brazil Results R$million	2Q06	2Q05	% Chg.		2Q06	2Q05	% Chg.

Volume (‘000 hl)	n.a	n.a	n.a		19,392	18,389	5.5%
Net Revenue	31.0	45.1	-31.4%		2,431.8	2,198.3	10.6%
Net Revenue/hl	n.a	n.a	n.a		125.4	119.5	4.9%
COGS	(15.3)	(21.3)	n.m.		(770.2)	(795.8)	-3.2%
COGS/hl	n.a	n.a	n.a		(39.7)	(43.3)	-8.2%
Gross Profit	15.6	23.8	-34.4%		1,661.6	1,402.6	18.5%
Gross Margin	50.5%	52.7%	-230	bps	68.3%	63.8%	450	bps
SG&A excl. deprec. & amort.	(0.8)	(0.8)	-5.6%		(623.9)	(504.9)	23.6%
SG&A deprec. & amort.	0.0	0.0	n.a.		(227.3)	(117.1)	94.1%
SG&A Total	(0.8)	(0.8)	-5.6%		(851.2)	(622.0)	36.8%
% of Net Revenue	2.5%	1.8%	70	bps	35.0%	28.3%	670	bps
EBIT	14.9	23.0	-35.4%		810.4	780.5	3.8%
EBIT Margin	48.0%	50.9%	-300	bps	33.3%	35.5%	-220	bps
EBITDA	14.9	23.0	-35.4%		1,077.4	942.9	14.3%
EBITDA Margin	48.0%	50.9%	-300	bps	44.3%	42.9%	140	bps

Beer Brazil

Net Revenues

Net revenues for Beer Brazil operation reached R$2,000.1 million (+12.5%) in 2Q06. Such growth derived from both increased sales volume (+4.4%) and revenues per hectoliter (+7.8%).

Beer sales volume reached 14.5 million hectoliters (+4.4%). This result reflects the Brazilian market growth and AmBev’s higher average market share (2Q06: 68.8%; 2Q05: 68.2%), information estimated by ACNielsen. In June, AmBev’s market share stood at 68.8%.

Net revenues per hectoliter of beer were R$137.9, (+7.8%). Such increase is explained by (i) the price repositioning implemented by Ambev throughout December; (ii) increased sales volumes through AmBev’s direct distribution; (iii) the ongoing Company’s revenue management initiatives, including the development of the premium segment (Company’s flagship brands in this segment, Bohemia and Original, grew 15.8% and 34.3% in 2Q06, respectively). Compared to 1Q06, revenues per hectoliter went up by 0.2% (1Q06: R$137.6), impacted by volume growth through the direct distribution structure and higher share of the premium segment.

Cost of Goods Sold (COGS)

COGS for the Beer Brazil operation totaled R$571.8 million (-0.9%) in 2Q06. COGS per hectoliter dropped 5.1% (2Q06: R$39.43; 2Q05: R$41.5), in view of (i) lower exchange rate implicit in the hedging policy (2Q06: R$2,59/US$; 2Q05: R$2,98/US$); (ii) productivity gains and (iii) dilution of fixed costs due to higher volume; which more than offset (iv) the increase in the price of commodities. Compared to 1Q06, COGS per hectoliter increased 1.8%.

Gross Profit

Gross profit for Beer Brazil reached R$1,428.3 million (+19.0%). Gross margin reached 71.4%, an expansion of 390 basis points.

SG&A

SG&A expenses for Beer Brazil accumulated R$695.9 million (+31.5%).

Depreciation and amortization expenses related to SG&A totaled R$170.1 million (+92,1%). These expenses mostly represent deferred assets amortization generated from the merge of InBev Brasil.

Second Quarter 2006 Results August 14, 2006 Page 4

Excluding depreciation and amortization expenses, SG&A expenses went up by 19.3%. Such result is explained by (i) growth of fixed expenses in line with inflation; (ii) higher marketing expenses driven by the World Cup (iii) a 4.4% increase in volume, which generates increments in expenses, such as freight; and (iv) expansion of AmBev’s direct distribution.

EBIT and EBITDA

Beer Brazil’s EBIT reached R$732.4 million (+9.1%). EBIT margin decreased by 120 basis points, reaching 36.6%.

EBITDA for Beer Brazil accumulated R$936.8 million (+17.3%), and EBITDA margin over net revenues stood at 46.8% (+190 basis points).

CSD & Nanc

Net Revenues

CSD & Nanc business segment recorded net revenues of R$400.8 million (+6.7%), boosted by sales volume growth and increasing net revenues per hectoliter.

Sales volumes reached 4.9 million hectoliters (+8.6%), as a result of an increase in the soft drink market coupled with AmBev’s higher average market share (2Q06: 16.8%; 2Q05: 16.4%), according to ACNielsen’s estimate.

Net revenues per hectoliter decreased 1.8% (2Q06: R$82.0; 2Q05: R$83.5), impacted (i) positively by price increases throughout 2005 and 2006; which were more than offset (ii) negatively by a greater mix of multi-servings packages of 2.0 and 2.5 liters (PET).

COGS

COGS for CSD & Nanc reduced 7.2%, reaching R$183.1 million. The result was impacted negatively by (i) increased commodities costs (sugar and aluminum), which was more than offset by (ii) lower implicit US dollar (2Q06: R$2.59/US$; 2Q05: R$2.98/US$); and (iii) increased mix of multi-servings packages of 2.0 and 2.5 liters (PET). Consequently, the Company reached a 14.6% decline in COGS per hectoliter (2Q06: R$37.5; 2Q05:  R$43.9). Compared to 1Q06, COGS per hectoliter decreased 2.8% (1Q06: R$38.6).

Gross Profit

Gross profit in the CSD & Nanc business segment summed R$217.7 million (+22.2%), while the gross margin expanded by 690 basis points, reaching 54.3%.

SG&A

CSD & Nanc operation amounted R$154.6 million (+67.9%) in SG&A expenses.

Depreciation and amortization expenses related to SG&A totaled R$57.2 million (+100.1%). These expenses mostly represent the deferred assets amortization generated by the merge of InBev Brasil.

Excluding depreciation and amortization expenses, SG&A expenses grew 53.4%. This increase is mainly explained by higher sales and marketing expenses in the period, mostly related to the World Cup initiatives. Also contributed to this growth both the increased volumes and fixed costs in line with the inflation.

EBIT and EBITDA

EBIT for CSD & Nanc reached R$63.1 million (-26.7%). EBIT margin decreased by 720 basis points, and stood at 15.7%.

EBITDA for the segment amounted to R$125.7 million (+3.6%), and EBITDA margin reduced by 90 basis points to 31.4%.

Malt and By-Products

Net revenues for Malt and By-Products reached R$31.0 million (-31.4%). EBIT and EBITDA were R$14.9 million (-35.4%).

Second Quarter 2006 Results August 14, 2006 Page 5

Hispanic Latin America - HILA

HILA operations achieved EBITDA of R$73.2 million (-19.7%), accounting for 4.6% of AmBev’s consolidated EBITDA.

	Quinsa				HILA-ex

HILA Consol. Results R$million	2Q06	2Q05	% Chg.		2Q06	2Q05	% Chg.

Volume (‘000 hl)	5,468	4,690	16.6%		1,739	1,518	14.6%
Net Revenue	280.8	231.8	21.1%		186.0	177.7	4.7%
Net Revenue/hl	85.9	89.4	-3.9%		107.0	117.1	-8.7%
COGS	(124.8)	(106.0)	17.7%		(112.2)	(96.1)	16.8%
COGS/hl	(38.2)	(40.9)	-6.7%		(64.5)	(63.3)	1.9%
Gross Profit	156.0	125.8	24.0%		73.8	81.7	-9.6%
Gross Margin	55.6%	54.3%	130	bps	39.7%	45.9%	-630	bps
SG&A excl. deprec. & amort.	(70.5)	(57.7)	22.1%		(108.8)	(78.9)	37.9%
SG&A deprec. & amort.	(10.9)	(9.6)	13.7%		(16.1)	(13.6)	18.9%
SG&A Total	(81.4)	(67.3)	20.9%		(124.9)	(92.5)	35.1%
% of Net Revenue	29.0%	29.0%	-10	bps	67.2%	52.0%	1510	bps
EBIT	74.6	58.4	27.6%		(51.1)	(10.8)	373.4%
EBIT Margin	26.6%	25.2%	130	bps	-27.5%	-6.1%	-2140	bps
EBITDA	100.3	82.8	21.2%		(27.1)	8.3	n.m.
EBITDA Margin	35.7%	35.7%		bps	-14.6%	4.7%	n.m.

	Total

HILA Consol. Results R$million	2Q06	2Q05	% Chg.

Volume (‘000 hl)	7,207	6,208	16.1%
Net Revenue	466.8	409.5	14.0%
Net Revenue/hl	93.2	99.7	-6.5%
COGS	(237.0)	(202.1)	17.3%
COGS/hl	(47.3)	(49.2)	-3.8%
Gross Profit	229.8	207.4	10.8%
Gross Margin	49.2%	50.7%	-140	bps
SG&A excl. deprec. & amort.	(179.3)	(136.6)	31.2%
SG&A deprec. & amort.	(27.1)	(23.2)	16.8%
SG&A Total	(206.3)	(159.8)	29.1%
% of Net Revenue	44.2%	39.0%	520	bps
EBIT	23.5	47.6	-50.8%
EBIT Margin	5.0%	11.6%	-660	bps
EBITDA	73.2	91.2	-19.7%
EBITDA Margin	15.7%	22.3%	-660	bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to asure consistency

Quinsa

AmBev’s average stake in Quinsa for the 2Q06 was 59.8% (2Q05: 55.2%), and yielded an EBITDA of R$100.3 million (+21.2%) for the Company.

	Beer				CSD

Quinsa Results R$million	2Q06	2Q05	% Chg.		2Q06	2Q05	% Chg.

Volume (‘000 hl)	3,291	3,020	9.0%		2,177	1,670	30.4%
Net Revenue	200.2	169.1	18.4%		80.6	62.6	28.6%
Net Revenue/hl	101.8	101.4	0.4%		61.9	67.9	-8.8%
COGS	(70.4)	(62.6)	12.4%		(54.4)	(43.4)	25.4%
COGS/hl	(35.8)	(37.5)	-4.6%		(41.8)	(47.0)	-11.1%
Gross Profit	129.8	106.5	21.9%		26.2	19.3	36.0%
Gross Margin	64.8%	63.0%	190	bps	32.5%	30.7%	180	bps
SG&A excl. deprec. & amort.	(51.3)	(43.3)	18.5%		(19.2)	(14.4)	33.0%
SG&A deprec. & amort.	(8.9)	(7.6)	17.3%		(2.0)	(2.0)	0.0%
SG&A Total	(60.2)	(50.9)	18.3%		(21.2)	(16.4)	29.0%
% of Net Revenue	30.1%	30.1%		bps	26.3%	26.2%	10	bps
EBIT	69.6	55.6	25.1%		5.0	2.8	76.4%
EBIT Margin	34.8%	32.9%	190	bps	6.2%	4.5%	170	bps
EBITDA	90.4	75.6	19.6%		10.0	7.3	37.5%
EBITDA Margin	45.1%	44.7%	50	bps	12.4%	11.6%	80	bps

	Total

Quinsa Results R$million	2Q06	2Q05	% Chg.

Volume (‘000 hl)	5,468	4,690	16.6%
Net Revenue	280.8	231.8	21.1%
Net Revenue/hl	85.9	89.4	-3.9%
COGS	(124.8)	(106.0)	17.7%
COGS/hl	(38.2)	(40.9)	-6.7%
Gross Profit	156.0	125.8	24.0%
Gross Margin	55.6%	54.3%	130	bps
SG&A excl. deprec. & amort.	(70.5)	(57.7)	22.1%
SG&A deprec. & amort.	(10.9)	(9.6)	13.7%
SG&A Total	(81.4)	(67.3)	20.9%
% of Net Revenue	29.0%	29.0%	-10	bps
EBIT	74.6	58.4	27.6%
EBIT Margin	26.6%	25.2%	130	bps
EBITDA	100.3	82.8	21.2%
EBITDA Margin	35.7%	35.7%		bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency.

Second Quarter 2006 Results August 14, 2006 Page 6

Quinsa Beer

Quinsa beer operations recorded a R$90.4 million EBITDA (+19.6%). In US dollars, Quinsa beer operations EBITDA posted an increase of 23.4%.

Quinsa Soft Drinks

Quinsa soft drinks operations reached a R$10.0 million EBITDA (+37.5%). In US dollars, Quinsa soft drink operations EBITDA grew 43.1%.

HILA-ex Quinsa

AmBev’s operations in Northern Latin America (HILA-ex) reported a negative EBITDA of R$27.1 million, compared to positive R$8.3 million EBITDA in 2Q05.

	Beer				CSD

HILA-ex Results R$million	2Q06	2Q05	% Chg.		2Q06	2Q05	% Chg.

Volume (‘000 hl)	882	749	17.8%		857	768	11.5%
Net Revenue	115.6	100.2	15.4%		70.4	77.6	-9.2%
Net Revenue/hl	131.0	133.7	-2.0%		82.2	100.9	-18.5%
COGS	(65.4)	(53.3)	22.6%		(46.8)	(42.7)	9.6%
COGS/hl	(74.1)	(71.2)	4.1%		(54.7)	(55.6)	-1.7%
Gross Profit	50.2	46.8	7.2%		23.6	34.8	-32.2%
Gross Margin	43.5%	46.8%	-330	bps	33.5%	44.9%	-1140	bps
SG&A excl. deprec. & amort.	(78.9)	(49.7)	59.0%		(29.9)	(29.2)	2.2%
SG&A deprec. & amort.	(11.0)	(6.5)	68.3%		(5.2)	(7.1)	-26.7%
SG&A Total	(89.9)	(56.2)	60.0%		(35.0)	(36.3)	-3.4%
% of Net Revenue	77.8%	56.1%	2170	bps	49.7%	46.8%	300	bps
EBIT	(39.7)	(9.3)	325.0%		(11.4)	(1.5)	682.7%
EBIT Margin	-34.3%	-9.3%	-2500	bps	-16.2%	-1.9%	-1440	bps
EBITDA	(24.2)	0.7	n.m.		(2.9)	7.7	n.m.
EBITDA Margin	-21.0%	0.7%	n.m.		-4.1%	9.9%	n.m.

	Total

HILA-ex Results R$million	2Q06	2Q05	% Chg.

Volume (‘000 hl)	1,739	1,518	14.6%
Net Revenue	186.0	177.7	4.7%
Net Revenue/hl	107.0	117.1	-8.7%
COGS	(112.2)	(96.1)	16.8%
COGS/hl	(64.5)	(63.3)	1.9%
Gross Profit	73.8	81.7	-9.6%
Gross Margin	39.7%	45.9%	-630	bps
SG&A excl. deprec. & amort.	(108.8)	(78.9)	37.9%
SG&A deprec. & amort.	(16.1)	(13.6)	18.9%
SG&A Total	(124.9)	(92.5)	35.1%
% of Net Revenue	67.2%	52.0%	1510	bps
EBIT	(51.1)	(10.8)	373.4%
EBIT Margin	-27.5%	-6.1%	-2140	bps
EBITDA	(27.1)	8.3	n.m.
EBITDA Margin	-14.6%	4.7%	n.m.

HILA-ex Beer

HILA-ex beer operations recorded a negative EBITDA of R$24.2 million, compared to R$0.7 million EBITDA in 2Q05.

HILA-ex Soft Drinks

HILA-ex soft drinks operations EBITDA was negative at R$2.9 million, compared to R$7.7 million EBITDA in 2Q05.

Second Quarter 2006 Results August 14, 2006 Page 7

North America

Labatt, AmBev’s operation in North America, had a strong performance in 2Q06, reaching a CAD$435.7 million EBITDA (+13.4%). In canadian dollars EBITDA recorded CAD$220.6 million (+11.3%).

North America Results CAD$ million	2Q06	2Q05.	% Chg.

Volume (‘000 hl)	3,154	3,095	1.9%
Domestic Volume	2,605	2,530	3.0%
Exports Volume	549	566	-3.0%
Net Revenues	577.3	564.5	2.3%
Net Revenues/hl	183.0	182.4	0.4%
Domestic Net Revenues	546.9	531.3	2.9%
Exports Net Revenues	30.4	33.2	-8.4%
COGS	(173.6)	(185.3)	-6.3%
COGS/hl	(55.0)	(59.9)	-8.1%
Gross Profit	403.8	379.2	6.5%
Gross Margin	69.9%	67.2%	280	bps
SG&A excl. deprec. & amort.	(198.4)	(199.1)	-0.4%
SG&A deprec. & amort.	(12.4)	(8.5)	44.9%
SG&A Total	(210.7)	(207.6)	1.5%
% of Net Revenues	36.5%	36.8%	-30	bps
EBIT	193.0	171.6	15.1%
EBIT Margin	33.4%	30.4%	330	bps
EBITDA	220.6	198.2	13.4%
EBITDA Margin	38.2%	35.1%	320	bps

North America Results R$ million	2Q06	2Q05	% Chg.

Volume (‘000 hl)	3,154	3,095	1.9%
Domestic Volume	2,605	2,530	3.0%
Exports Volume	549	566	-3.0%
Net Revenues	1,138.5	1,096.5	3.8%
Net Revenues/hl	361.0	354.2	1.9%
COGS	(341.0)	(360.3)	-5.4%
COGS/hl	(108.1)	(116.4)	-7.1%
Gross Profit	797.6	736.2	8.3%
Gross Margin	70.1%	67.1%	290	bps
SG&A excl. deprec. & amort.	(390.9)	(387.1)	1.0%
SG&A deprec. & amort.	(24.0)	(16.6)	44.5%
SG&A Total	(414.9)	(403.7)	2.8%
% of Net Revenues	36.4%	36.8%	-40	bps
EBIT	382.7	332.5	15.1%
EBIT Margin	33.6%	30.3%	330	bps
EBITDA	435.7	384.1	13.4%
EBITDA Margin	38.3%	35.0%	320	bps

Second Quarter 2006 Results August 14, 2006 Page 8

For reference purposes, the Canadian dollar quote on June 30, 2006 was R$1.94/CAD$ (June 30, 2005: R$1.92/CAD$). The average quote for 2Q06 was R$1.95/CAD$ (2Q05: R$1.99/CAD$). It is worth pointing out, however, that due to the monthly consolidation of Labatt results, one may not assume that the conversion of Canadian dollar amounts into reais is possible by means of these quotes.

Net Revenues

Net revenues amounted to CAD$577.3 million (+2.3%), boosted by growth in sales volumes in the domestic operation in Canada, 3.0% higher than in 2Q05. This result was a combination of slightly lower market share offset by continued industry growth in the country. As was the case in the last quarters, the Ontario market remains the major challenge Labatt faces in Canada, and consequently the main driver for the market share decline.

Volumes for exports to the US declined 3.0% in the quarter, mostly driven by the continued tough competitive environment in the Northeast region of the US.,

In reais, net revenues went up by 3.8%, reaching R$1,138.5 million

Net revenues per hectoliter increased 0.4%, reaching CAD183.0. This increase in net revenues per HL was a result of (i) stable domestic revenues per HL (2Q06: CAD$209.9; 2Q05: CAD$210.0); (ii) a 5.5% reduction in revenues per HL of exports to the United States (2Q06: CAD$55.5; 2Q05: CAD$58.7), explained by the continued appreciation of the Canadian dollar against the US dollar; and (iii) higher share of domestic sales in Labatt sales mix (2Q06: 82.6%; 2Q05: 81.7%).

In relation to the Canadian market, the Company highlights that in a region by region basis it actually achieved growth in net revenues per hectoliter, with the exception of Ontario. However, Labatt’s performance in net revenues per hectoliter for total Canada was negatively impacted by the fact that its major source of volume growth was the strong performance in British Columbia and the Provinces in the Prairies, regions where net revenues per hectoliter are actually 14% lower than the national average.

In reais, net revenues per hectoliter went up by 1.9%, reaching R$361.0.

COGS

Labatt’s operation COGS totaled R$341.0 million (-5.4%). The Company reached a 7.1% decline in COGS per hectoliter (2Q06: R$108.1; 2Q05:  R$116.4). When compared to 1Q06, COGS per hectoliter went down by 4.2%.

In Canadian dollars, Labatt’s COGS summed up to CAD$173.6 million (-6.3%). COGS per hectoliter presented reduction of 8.1%, to CAD$55.0. Such reduction is a result of (i) a more efficient footprint, result of two brewery closures in 2005; and (ii) increased manufacturing efficiency, with highlight to continuous enhancements achieved in extract loss, line efficiencies and procurement for cardboard, cans, corn syrup and utilities.

Gross Profit

Labatt gross profit reached R$797.6 million (+8.3%), whereas gross margin increased by 290 basis points, reaching 70.1%. In Canadian dollars, gross profit amounted to CAD$403.8 million (+6.5%).

SG&A

SG&A expenses from Labatt operation summed up to R$414.9 million (+2.8%). In Canadian dollars, SG&A expenses totaled CAD$210.7 million (+1.5%).

Depreciation and amortization expenses related to SG&A totaled R$24.0 million (+44.5%). In Canadian dollars, these expenses reached CAD$12.4 million (+44.9%).  Excluding amortization and depreciation, SG&A expenses reached CAD$198.4 million (-0.4%).

Second Quarter 2006 Results August 14, 2006 Page 9

EBIT and EBITDA

Labatt’s EBIT reached R$382.7 million (+15.1%). EBIT margin grew 300 basis points, reaching 33.6%. In Canadian dollars, Labatt’s EBIT reached CAD$193.0 million (+12.5%).

EBITDA for the segment amounted to R$435.7 million (+13.4%), and its margin increased by 310 basis points to 38.3%. In Canadian dollars, Labatt’s EBITDA amounted to CAD$220.6 million (+11.3%).

Second Quarter 2006 Results August 14, 2006 Page 10

AMBEV – CONSOLIDATED RESULTS

Consolidated Results: The combination of AmBev’s Brazil, HILA and North America business units comprise our consolidated financial statements.

Net Revenues

AmBev’s net revenues reached R$4,037.1 million (+9.0%). The table below details the net revenues per business unit, as well as respective variation rates.

	2Q06		2Q05

Net Revenues	R$ million	% Total	R$ million	% Total	% Change

Brazil	2,431.8	60.2%	2,198.3	59.3%	10.6%
Beer Brazil	2,000.1	49.5%	1,777.6	48.0%	12.5%
CSD & Nanc Brazil	400.8	9.9%	375.5	10.1%	6.7%
Malt and By-products	31.0	0.8%	45.1	1.2%	-31.4%
HILA	466.8	11.6%	409.5	11.1%	14.0%
Quinsa	280.8	7.0%	231.8	6.3%	21.1%
Beer	200.2	5.0%	169.1	4.6%	18.4%
Soft drinks	80.6	2.0%	62.6	1.7%	28.6%
HILA-ex	186.0	4.6%	177.7	4.8%	4.7%
Beer	115.6	2.9%	100.2	2.7%	15.4%
Soft drinks	70.4	1.7%	77.6	2.1%	-9.2%
North America	1,138.5	28.2%	1,096.5	29.6%	3.8%

Consolidated	4,037.1	100.0%	3,704.3	100.0%	9.0%

Brazil

Brazilian operations accounted for 60.2% of Ambev’s consolidated net revenues, amounting to R$2,431.8 million (+10.6%). The beer operation contributed with R$2,000.1 million (+12.5%), while CSD & Nanc segment reached net revenues of R$400.8 million (+6.7%); malt and by-products sales operation generated net revenues of R$31.0 million (-31.4%).

The beer revenues growth was a result of a 14.4% increase in sales volume and a 7.8% increase in net revenues per hectoliter (HL) (2Q06: R$137.9; 2Q05: R$128.0). The volume growth is a result of market increase and AmBev’s higher share in beer sales (2Q06: 68.8%; 2Q05; 68.2%). The increase in net revenues per hectoliter is explained by (i) the price repositioning implemented by Ambev during December 2005; (ii) higher sales volumes through AmBev’s direct distribution structure; (iii) the ongoing Company’s revenue management initiatives, including the development of the premium segment (Company’s flagship brands in this segment, Bohemia and Original, grew 15.8% and 34.3%, respectively, in 2Q06).

Revenue growth for CSD & Nanc was achieved through an 8.6% increase in sales volume and a 1.8% reduction in net revenue per HL. The volume increase is a consequence of the growth in soft drink market coupled with AmBev’s higher average market share (2Q06: 16.8%; 2Q05: 16.4%) estimated by ACNielsen. Net revenues per hectoliter was impacted (i) positively by price increases throughout 2005 and 2006; which were more than offset (ii) negatively by a greater mix of multi-servings packages of 2.0 and 2.5 liters (PET).

Hispanic Latin America - HILA

Hispanic Latin America division operations, or HILA, accounted for 11.6% of the Company’s consolidated net revenues, amounting to R$466.8 million (+14.0%). AmBev’s average 59.8% stake in Quinsa contributed with R$280.8 million (+21.1%), while the Company’s operations in Northern Latin America (HILA-ex) recorded net revenues of R$186.0 million (+4.7%).

Second Quarter 2006 Results August 14, 2006 Page 11

Hispanic Latin America - HILA

Hispanic Latin America division operations, or HILA, accounted for 11.6% of the Company’s consolidated net revenues, amounting to R$466.8 million (+14.0%). AmBev’s average 59.8% stake in Quinsa contributed with R$280.8 million (+21.1%), while the Company’s operations in Northern Latin America (HILA-ex) recorded net revenues of R$186.0 million (+4.7%).

The growth of net revenues generated by AmBev’s stake in Quinsa was achieved through (i) AmBev’s higher stake in Quinsa’s capital (2Q06: 59.8%; 2Q05: 55.2%), and (ii) growth of sales volume (9.0% in beer and 30.4% in soft drinks).

The growth of net revenues generated by AmBev’s operations in Northern Latin America is mostly explained by sales volumes increase, which reached 14.6%. The operations that contributed the most for sales growth were Peru and Dominican Republic, as a result of the beer launch in these two countries, which happened at the second semester of 2005. Dominican Republic CSD volume also presented strong growth.

North America

AmBev’s North America operation through Labatt Brewing Company Limited (Labatt), accounted for 28.2% of the consolidated net revenues, amounting to R$1,138.5 million.

Labatt’s net revenues performance in Canadian dollars resulted in a 2.3% increase. Such increase resulted from sales volume growth of 1.9% and higher revenues per hectoliter, which amounted to CAD$183.0 (+0.4%). This sales growth was a result of a 3.0% increase in the domestic market, while the sales volume exported to the United States fell 3.0%. The 0.4% increase in revenues per HL was a consequence of (i) stable revenues per HL in the domestic market (2Q06: CAD$209.9; 2Q05: CAD$210.0); (ii) a 5.5% drop in revenues per HL of exports to the U.S. (2Q06: CAD$55.5; 2Q05: CAD$58.7), explained by the appreciation of the Canadian dollar against the US dollar; and (iii) an increase of domestic sales in Labatt’s sales mix (2Q06: 82.6%; 2Q05: 81.7%).

COGS

AmBev’s COGS recorded R$1,348.2 million (-0.7%).

	2Q06			2Q05

COGS	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	(770.2)	57.1%	28.8%	(795.8)	58.6%	34.2%	-3.2%
Beer Brazil	(571.8)	42.4%	25.8%	(577.0)	42.5%	30.1%	-0.9%
CSD & Nanc Brazil	(183.1)	13.6%	41.8%	(197.4)	14.5%	50.8%	-7.2%
Malt and By-products	(15.3)	1.1%	103.0%	(21.3)	1.6%	103.5%	n.m.
HILA	(237.0)	17.6%	41.3%	(202.1)	14.9%	36.8%	17.3%
Quinsa	(124.8)	9.3%	31.4%	(106.0)	7.8%	29.1%	17.7%
Beer	(70.4)	5.2%	24.1%	(62.6)	4.6%	22.3%	12.4%
Soft drinks	(54.4)	4.0%	52.1%	(43.4)	3.2%	51.5%	25.4%
HILA-ex	(112.2)	8.3%	63.5%	(96.1)	7.1%	52.0%	16.8%
Beer	(65.4)	4.8%	64.0%	(53.3)	3.9%	56.5%	22.6%
Soft drinks	(46.8)	3.5%	62.9%	(42.7)	3.1%	47.2%	9.6%
North America	(341.0)	25.3%	47.0%	(360.3)	26.5%	43.9%	-5.4%

Consolidated	(1,348.2)	100.0%	34.0%	(1,358.1)	100.0%	36.8%	-0.7%

Brazil

COGS of operations in Brazil amounted to R$770.2 million (-3.2%), accounting for 57.1% of AmBev’s consolidated COGS. The beer, CSD & Nanc and malt and By-products operations recorded COGS of R$571.8 million (-0.9%); R$183.1 million (-7.2%) and R$15.3 million (-28.1%), respectively.

Beer operation COGS evolution was explained by a 5.1% reduction in COGS per HL (2Q06: R$39.4; 2Q05: R$41.5), more than offsetting the 4.4% volume growth. The reduction in COGS per HL is explained by (i) lower exchange rate implicit in the hedge policy (2Q06: R$2.59/US$; 2Q05: R$2.98/US$); (ii) efficiency gains and (iii) dilution of fixed costs, due to higher volume; which more than offset the increase in commodities. Compared to 1Q06, COGS per hectoliter went up by 1.8%.

Second Quarter 2006 Results August 14, 2006 Page 12

The 7.2% drop in CSD & Nanc COGS was a result of a 14.6% COGS per hectoliter decrease (2Q06: R$37.5; 2Q05: R$43.9), which more than offset the 8.6% increase in sales volume. The lower COGS per hectoliter resulted from (i) increased commodities price (sugar and aluminum), which was more than offset by (ii) reduced dollar implicit (2Q06: R$2.59/US$; 2Q05: R$2.98/US$); and (iii) increase in the mix of multi-servings packages of 2.0 and 2.5 liters (PET). As a consequence, the Company reached a 14.6% reduction in COGS per hectoliter (2Q06: R$37.5; 2Q05:  R$43.9). When compared to 1Q06, COGS per hectoliter went down by 2.8% (1Q06: R$38.6).

Hispanic Latin America - HILA

COGS for HILA business unit accounted for 17.6% of consolidated COGS, accumulating R$237.0 million (+17.3%). AmBev’s 59.8% stake in Quinsa recorded COGS of R$124.8 million (+17.7%), while the Company’s operations in HILA-ex recorded R$112.2 million (+16.8%).

The increase in COGS recorded for AmBev’s stake in Quinsa was due to (i) higher AmBev’s stake in Quinsa’s capital; (ii) higher sales volume; (iii) the 3.9% increase of Quinsa’s COGS per hectoliter recorded in US dollars (2Q06: US$17.5; 2Q05: US$16.9), and (iv) the 11.8% depreciation of US dollar against Real (2Q06: R$2.19; 2Q05: R$2.48).

The higher COGS for AmBev’s operations in HILA-ex was a result of sales volume growth and an increase in COGS per HL, as a result of a increase in commodities cost which was partially offset by the Brazilian Real appreciation against the currencies on the countries AmBev operates.

North America

COGS recorded at Labatt accounted for 25.3% of AmBev’s consolidated COGS, amounting to R$341.0 million (-5.4%). In Canadian dollars COGS totaled CAD$173.6 million (-6.3%). This reduction was a result of the 8.1% reduction in COGS per hectoliter (2Q06: CAD$55.0; 2Q05: CAD$59.9; 1Q06: CAD$59.9), more than offsetting the 1.9% increase in sales volumes. Such reduction is a consequence of increased manufacturing efficiency through benchmarking from other AmBev and InBev plants. Across the last months, continuous enhancements were achieved in extract loss, water consumption, packaging and energy usage.

Second Quarter 2006 Results August 14, 2006 Page 13

Gross Profit

The following table presents the gross profit breakdown per business unit, as well as the respective margins and variation rates. We point out the 330 basis points increase obtained in the consolidated contribution margin, reaching 66.6%.

	2Q06			2Q05

Gross Profit	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	1,661.6	61.8%	68.3%	1,402.6	59.8%	63.8%	18.5%
Beer Brazil	1,428.3	53.1%	71.4%	1,200.6	51.2%	67.5%	19.0%
CSD & Nanc Brazil	217.7	8.1%	54.3%	178.1	7.6%	47.4%	22.2%
Malt and By-products	15.6	0.6%	50.5%	23.8	1.0%	52.7%	-34.4%
HILA	229.8	8.5%	49.2%	207.4	8.8%	50.7%	10.8%
Quinsa	156.0	5.8%	55.6%	125.8	5.4%	54.3%	24.0%
Beer	129.8	4.8%	64.8%	106.5	4.5%	63.0%	21.9%
Soft drinks	26.2	1.0%	32.5%	19.3	0.8%	30.7%	36.0%
HILA-ex	73.8	2.7%	39.7%	81.7	3.5%	45.9%	-9.6%
Beer	50.2	1.9%	43.5%	46.8	2.0%	46.8%	7.2%
Soft drinks	23.6	0.9%	33.5%	34.8	1.5%	44.9%	-32.2%
North America	797.6	29.7%	70.1%	736.2	31.4%	67.1%	8.3%

Consolidated	2,688.9	100.0%	66.6%	2,346.2	100.0%	63.3%	14.6%

SG&A

AmBev’s SG&A expenses totaled R$1,472.4 million (+24.2%).

	2Q06			2Q05

SG&A	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	(851.2)	57.8%	31.9%	(622.0)	52.5%	26.8%	36.8%
Beer Brazil	(695.9)	47.3%	31.4%	(529.2)	44.6%	27.6%	31.5%
CSD & Nanc Brazil	(154.6)	10.5%	35.3%	(92.0)	7.8%	23.7%	67.9%
Malt and By-products	(0.8)	0.1%	5.1%	(0.8)	0.1%	3.9%	-5.6%
HILA	(206.3)	14.0%	36.0%	(159.8)	13.5%	29.1%	29.1%
Quinsa	(81.4)	5.5%	20.5%	(67.3)	5.7%	18.4%	20.9%
Beer	(60.2)	4.1%	20.6%	(50.9)	4.3%	18.1%	18.3%
Soft drinks	(21.2)	1.4%	20.3%	(16.4)	1.4%	19.5%	29.0%
HILA-ex	(124.9)	8.5%	70.7%	(92.5)	7.8%	50.0%	35.1%
Beer	(89.9)	6.1%	88.0%	(56.2)	4.7%	59.5%	60.0%
Soft drinks	(35.0)	2.4%	47.0%	(36.3)	3.1%	40.1%	-3.4%
North America	(414.9)	28.2%	57.2%	(403.7)	34.1%	49.1%	2.8%

Consolidated	(1,472.4)	100.0%	37.1%	(1,185.5)	100.0%	32.1%	24.2%

Brazil

SG&A expenses of operations in Brazil amounted to R$851.2 million (+36,8%), accounting for 57.8% of AmBev’s consolidated SG&A expenses. The beer operation accumulated SG&A expenses of R$695.9 million (+31.5%), CSD & Nanc segment, R$154.6 million (+67.9%), and malt and by-products operation, R$0.8 million (-5.6%).

The increased SG&A expenses are mostly due to the amortization of deferred assets generated by the merger of InBev Brasil. Excluding the depreciation and amortization expenses, SG&A climbed 23.6%, in view of (i) growth of fixed expenses in line with inflation; (ii) higher marketing expenses driven by the World Cup (iii) a 5.5% increase in volume, which generates increments in expenses, such as freight; and (iv) expansion of AmBev’s direct distribution.

Second Quarter 2006 Results August 14, 2006 Page 14

Hispanic Latin America - HILA

SG&A expenses of HILA business unit accounted for 14.0% of consolidated SG&A expenses, accumulating R$206.3 million (+29.1%). AmBev’s 59.8% average stake in Quinsa recorded SG&A expenses of R$81.4 million (+20.9%), while the Company’s operations in Northern Latin America recorded R$124.9 million (+35.1%).

The increased SG&A expenses recorded on account of AmBev’s stake in Quinsa was a result of the combination of (i) AmBev’s higher stake in Quinsa’s capital; (ii) higher volumes in Beer and Soft Drinks; and (iii) the 11.8% depreciation of US dollar against real.

Increased SG&A expenses of AmBev’s operations in Northern Latin America were mainly derived from higher expenses in Beer operations in Dominican Republic and Peru, which started in the second semester of 2005.

North America

SG&A recorded in Labatt accounted for 28.2% of AmBev’s consolidated SG&A, amounting to R$414.9 million.

Labatt’s SG&A expenses evolution led to an increase of 1.5% in Canadian dollars (2Q06: CAD$210.7 million; 2Q05: CAD$207.6 million). Excluding the depreciation and amortization, SG&A expenses decreased 0.4% (2Q06: CAD$198.4 million; 2Q05: CAD$199.1 million). This is a result of the ZBB (Zero Base Budget) application in Labatt’s administrative costs.

EBIT and EBITDA

The tables below present EBIT and EBITDA breakdown per business unit, as well as the respective margins and variation rates. We point out the 100 basis points increase in the consolidated EBITDA margin.

	2Q06			2Q05

EBIT	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	810.4	66.6%	33.3%	780.5	67.3%	35.5%	3.8%
Beer Brazil	732.4	60.2%	36.6%	671.5	57.9%	37.8%	9.1%
CSD & Nanc Brazil	63.1	5.2%	15.7%	86.1	7.4%	22.9%	-26.7%
Malt and By-products	14.9	1.2%	48.0%	23.0	2.0%	50.9%	-35.4%
HILA	23.5	1.9%	5.0%	47.6	4.1%	11.6%	-50.8%
Quinsa	74.6	6.1%	26.6%	58.4	5.0%	25.2%	27.6%
Beer	69.6	5.7%	34.8%	55.6	4.8%	32.9%	25.1%
Soft drinks	5.0	0.4%	6.2%	2.8	0.2%	4.5%	76.4%
HILA-ex	(51.1)	-4.2%	-27.5%	(10.8)	-0.9%	-6.1%	373.4%
Beer	(39.7)	-3.3%	-34.3%	(9.3)	-0.8%	-9.3%	325.0%
Soft drinks	(11.4)	-0.9%	-16.2%	(1.5)	-0.1%	-1.9%	682.7%
North America	382.7	31.5%	33.6%	332.5	28.6%	30.3%	15.1%

Consolidated	1,216.6	100.0%	30.1%	1,160.7	100.0%	31.3%	4.8%

Second Quarter 2006 Results August 14, 2006 Page 15

	2Q06			2Q05

EBITDA	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	1,077.4	67.9%	44.3%	942.9	66.5%	42.9%	14.3%
Beer Brazil	936.8	59.1%	46.8%	798.6	56.3%	44.9%	17.3%
CSD & Nanc Brazil	125.7	7.9%	31.4%	121.3	8.6%	32.3%	3.6%
Malt and By-products	14.9	0.9%	48.0%	23.0	1.6%	50.9%	-35.4%
HILA	73.2	4.6%	15.7%	91.2	6.4%	22.3%	-19.7%
Quinsa	100.3	6.3%	35.7%	82.8	5.8%	35.7%	21.2%
Beer	90.4	5.7%	45.1%	75.6	5.3%	44.7%	19.6%
Soft drinks	10.0	0.6%	12.4%	7.3	0.5%	11.6%	37.5%
HILA-ex	(27.1)	-1.7%	-14.6%	8.3	0.6%	4.7%	n.m.
Beer	(24.2)	-1.5%	-21.0%	0.7	0.0%	0.7%	n.m.
Soft drinks	(2.9)	-0.2%	-4.1%	7.7	0.5%	9.9%	n.m.
North America	435.7	27.5%	38.3%	384.1	27.1%	35.0%	13.4%

Consolidated	1,586.3	100.0%	39.3%	1,418.2	100.0%	38.3%	11.9%

Provisions for Contingencies

The provisions for contingencies showed a reversion of R$ 47.1 million. Main entry composing such amount is a reversion of provision of R$ 44.6 million related to revenue taxes (PIS and COFINS).

Other Operating Income/Expenses

The net result of other operating income/expenses was a R$243.3 million loss. The main entries comprising this total were the following:

-	Goodwill amortization generated in Labatt Brewing Company Limited transaction, recording R$242.4 million.

-	Goodwill amortization related to transactions in Latin America (including Brazil): R$52.5 million.

-	Loss in exchange rate variation on investments abroad: R$37.5 million

-	Extemporaneous PIS/Cofins credit: R$19.1 million

-	Negative goodwill on tax incentive credit: R$23.6 million

-	Gains due to equity addition, related to tax incentives in Brazil: R$35.7 million.

Second Quarter 2006 Results August 14, 2006 Page 16

Financial Result

Financial result was a R$340.3 million loss. The table below shows the breakdown of the main lines composing this amount:

Breakdown of Net Financial Result R$ million	2Q06	2Q05

Financial income
Financial income on cash and cash equivalents	38.1	19.9
Foreign exchange gains (losses) on assets	(0.9)	(30.1)
Interest income on stock ownership plan	2.1	3.0
Interest on taxes, contributions and judicial deposits	5.9	(1.4)
Other	6.7	6.7

Total	52.0	(1.9)
Financial expense
Interest expense on local currency debt	20.1	33.4
Interest and Foreign Exchange gains (losses) on intercompany loans	1.8	2.2
Interest expense on foreign currency debt	120.5	129.6
Foreign exchange gains (losses) on debt	1.5	(366.0)
Net losses from derivative instruments	185.5	385.2
Taxes on financial transactions	26.7	32.1
Interest on contingencies and other	21.8	18.2
Other	14.4	14.4

Total	392.4	249.1
Net Financial Result	(340.3)	(251.0)

In order to provide a better presentation of selected figures and transactions in its consolidated financial reports, as well as maintain the comparability among periods, AmBev proceeded with the following reclassifications: (i) between Financial Income and Financial Expense, without changing the Net Financial Result; (ii) result of income tax and social contribution hedge, achieved in the 2Q06, from Net Financial Result to Income Tax and Social Contribution for the quarter ended in June 30, 2006.

The company emphasizes that, according to the accounting practices adopted in Brazil, the liabilities referring to swaps and derivatives operations shall be recorded in accrual basis; assets referring to the same types of operations shall be recorded in the lowest value between the market value and accrual basis.

The Company’s total debt increased R$118.5 million when compared to 1Q06, while its cash and cash & equivalents went up by R$231.0 million. Therefore, a R$112.4 million decrease in AmBev’s net debt was recorded. The Company estimates that the ratio between its net debt and EBITDA accumulated over the past 12 months stood at 0.8x.

Second Quarter 2006 Results August 14, 2006 Page 17

The table below details AmBev’s consolidated debt profile:

Debt Breakdown R$ million	2Q06 Short Term	2Q06 Long Term	2Q06 Total

Local Currency	296.3	1,145.2	1,441.5
Foreign Currency	534.5	4,856.6	5,391.0

Consolidated Debt	830.7	6,001.8	6,832.5
Cash and Equivalents			1,581.0
Net Debt			5,251.5

Non-Operating Income and Expenses

The net result from non-operating income and expenses was a R$21.3 million loss. This result is mainly explained by the R$14.4 million provision for the necessary restructuring linked to the creation of the Shared Services Center in our operations in North America.

Income Tax and Social Contribution

Provision for income tax and social contribution stood at R$139.0 million, which represents an effective rate of 23.0%. The table below presents the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution R$ million	2Q06

Net income before taxes and profit sharing	659.0
Provision for Profit Sharing & Bonuses	(54.7)
Net income before income tax, social contribution and minorities	604.4
Income tax and social contribution at nominal tax rate (34%)	(205.5)
Adjustments to effective rate:
Interest on own capital	84.1
Income from foreign non-taxable subsidiaries	(3.8)
Equity gains from subsidiaries	13.5
Amortization of non-deductible goodwill	(82.5)
Reversal of Amortization of Provision for non-taxable Goodwill realization	57.9
Permanent additions/reductions and other	(24.5)
Income Tax and Social Contribution Exchange Rate hedge	87.0
Tax Retention	(47.0)
Exchange variations over investments	(18.2)
Total income taxes and social contribution	(139.0)
Effective income tax and social contribution rate	23.0%

In order to provide a better presentation of selected figures and transactions in its consolidated financial reports, as well as maintain the comparability among periods, AmBev proceeded with the following reclassification: result of income tax and social contribution hedge, achieved in the 2Q06, from Net Financial Result to Income Tax and Social Contribution for the quarter ended in June 30, 2006. The Income Tax and Social Contribution Exchange Rate Hedge correspond to the hedge of the fiscal effect on the exchange rate variation effect due to the AmBev’s corporate structure abroad. The total amount protected as of 30 June, 2006 totaled US$ 464.3 million and the gain of such protection for the period was R$ 87.0 million.

Second Quarter 2006 Results August 14, 2006 Page 18

Profit Sharing and Contributions

AmBev has provisioned R$54.7 million for the payment of employee profit sharing. The payment of bonus, however, will only occur should the Company achieve its corporate goals in 2006.

Minority Interest

Minority interests in AmBev’s subsidiaries summed up a loss of R$17.9 million.

Net Income

AmBev posted net income of R$483.3 million (+58.3%). Net earnings per thousand shares stood at R$7.44, up by 59.9%. AmBev’s operating income presented significant growth, which reflected in an EBITDA per thousand shares increase of 12.9%, which reached R$24.41.

Shareholding Structure

The table below shows AmBev’s shareholding structure breakdown on June 30, 2006.

AmBev Shareholding Structure
June 30th, 2006

	ON	% Outs	PN	% Outs	Total	% Outs

Interbrew International B.V.	25,162,442,593	72.94%	11,825,024,763	38.78%	36,987,467,356	56.92%
FAHZ	5,349,312,173	15.51%	103,202,513	0.34%	5,452,514,686	8.39%
Market	3,985,458,753	11.55%	18,561,389,688	60.88%	22,546,848,441	34.69%

Outstanding	34,497,213,519	100.00%	30,489,616,964	100.00%	64,986,830,483	100.00%
Treasury	13,724,472		892,309,490		906,033,962
TOTAL	34,510,937,991		31,381,926,454		65,892,864,445

Free float bovespa	3,290,751,653	9.54%	11,737,786,288	38.50%	14,968,794,941	23.03%
Free float NYSE	694,707,100	2.01%	6,823,603,400	22.38%	7,578,053,500	11.66%

Second Quarter 2006 Results August 14, 2006 Page 19

2Q06 RESULTS CONFERENCE CALL

Speakers	Luiz Fernando Edmond
Latin America General Officer
Miguel Patrício
North America General Officer
João Castro Neves
CFO and Investor Relations Officer
Carlos Lisboa
Marketing Executive Officer

Language	English

Date	August 15, 2006 (Tuesday)

Time	11:00 AM (Brasília time)
10:00 AM (EST)

Phone numbers	Participants	(+1) 973-935-8893

Code	7706472

Please call 15 minutes prior to the beginning of the conference call.

The conference call will be transmitted live through the Internet on the website www.ambev-ir.com.
The conference call replay will be available on AmBev’s website around two hours after the conclusion.

For additional information, please contact the Investor Relations Department:

Fernando Tennenbaum (5511) 2122-1415 ri@ambev.com.br		Isabella Amui (5511) 2122-1414 acica@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

First Quarter 2006 Results May 11, 2006 Page 20

AmBev - Segment Financial Information

	AmBev Brazil

	Beer Brazil			CSD & NANC Brazil

	2Q06	2Q05%		2Q06	2Q05%

Volumes (000 hl)	14,503	13,889	4.4%	4,889	4,500	8.6%
R$million
Net Sales	2,000.1	1,777.6	12.5%	400.8	375.5	6.7%
COGS	(571.8)	(577.0)	-0.9%	(183.1)	(197.4)	-7.2%
Gross Profit	1,428.3	1,200.6	19.0%	217.7	178.1	22.2%
SG&A	(695.9)	(529.2)	31.5%	(154.6)	(92.0)	67.9%
EBIT	732.4	671.5	9.1%	63.1	86.1	-26.7%
Depr. & Amort.	(204.4)	(127.1)	60.8%	(62.6)	(35.3)	77.4%
EBITDA	936.8	798.6	17.3%	125.7	121.3	3.6%
% of Total EBITDA	59.1%	56.3%		7.9%	8.6%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-28.6%	-32.5%		-45.7%	-52.6%
Gross Profit	71.4%	67.5%		54.3%	47.4%
SG&A	-34.8%	-29.8%		-38.6%	-24.5%
EBIT	36.6%	37.8%		15.7%	22.9%
Depr. & Amort.	-10.2%	-7.1%		-15.6%	-9.4%
EBITDA	46.8%	44.9%		31.4%	32.3%
Per Hectoliter (R$/hl)
Net Sales	137.9	128.0	7.8%	82.0	83.5	-1.8%
COGS	(39.4)	(41.5)	-5.1%	(37.5)	(43.9)	-14.6%
Gross Profit	98.5	86.4	13.9%	44.5	39.6	12.5%
SG&A	(48.0)	(38.1)	25.9%	(31.6)	(20.5)	54.6%
EBIT	50.5	48.3	4.5%	12.9	19.1	-32.5%
Depr. & Amort.	(14.1)	(9.1)	54.0%	(12.8)	(7.8)	63.3%
EBITDA	64.6	57.5	12.3%	25.7	27.0	-4.6%

	AmBev Brazil

	Other Products			Total AmBev Brazil (1)

	2Q06	2Q05%		2Q06	2Q05%

Volumes (000 hl)				19,392	18,389	5.5%
R$million
Net Sales	31.0	45.1	-31.4%	2,431.8	2,198.3	10.6%
COGS	(15.3)	(21.3)	-28.1%	(770.2)	(795.8)	-3.2%
Gross Profit	15.6	23.8	-34.4%	1,661.6	1,402.6	18.5%
SG&A	(0.8)	(0.8)	-5.6%	(851.2)	(622.0)	36.8%
EBIT	14.9	23.0	-35.4%	810.4	780.5	3.8%
Depr. & Amort.	0.0	0.0	n.m.	(267.0)	(162.4)	64.4%
EBITDA	14.9	23.0	-35.4%	1,077.4	942.9	14.3%
% of Total EBITDA	0.9%	1.6%		67.9%	66.5%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-49.5%	-47.3%		-31.7%	-36.2%
Gross Profit	50.5%	52.7%		68.3%	63.8%
SG&A	-2.5%	-1.8%		-35.0%	-28.3%
EBIT	48.0%	50.9%		33.3%	35.5%
Depr. & Amort.	0.0%	0.0%		-11.0%	-7.4%
EBITDA	48.0%	50.9%		44.3%	42.9%
Per Hectoliter (R$/hl)
Net Sales				125.4	119.5	4.9%
COGS				(39.7)	(43.3)	-8.2%
Gross Profit				85.7	76.3	12.3%
SG&A				(43.9)	(33.8)	29.8%
EBIT				41.8	42.4	-1.5%
Depr. & Amort.				(13.8)	(8.8)	55.9%
EBITDA				55.6	51.3	8.4%

	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)

	2Q06	2Q05%		2Q06	2Q05%		2Q06	2Q05%

Volumes (000 hl)	7,207	6,208	16.1%	3,154	3,095	1.9%	29,752	27,692	7.4%
R$million
Net Sales	466.8	409.5	14.0%	1,138.5	1,096.5	3.8%	4,037.1	3,704.3	9.0%
COGS	(237.0)	(202.1)	17.3%	(341.0)	(360.3)	-5.4%	(1,348.2)	(1,358.1)	-0.7%
Gross Profit	229.8	207.4	10.8%	797.6	736.2	8.3%	2,688.9	2,346.2	14.6%
SG&A	(206.3)	(159.8)	29.1%	(414.9)	(403.7)	2.8%	(1,472.4)	(1,185.5)	24.2%
EBIT	23.5	47.6	-50.8%	382.7	332.5	15.1%	1,216.6	1,160.7	4.8%
Depr. & Amort.	(49.7)	(43.5)	14.3%	(53.0)	(51.7)	2.6%	(369.7)	(257.6)	43.6%
EBITDA	73.2	91.2	-19.7%	435.7	384.1	13.4%	1,586.3	1,418.2	11.9%
% of Total EBITDA	4.6%	6.4%		27.5%	27.1%		100.0%	100.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-50.8%	-49.3%		-29.9%	-32.9%		-33.4%	-36.7%
Gross Profit	49.2%	50.7%		70.1%	67.1%		66.6%	63.3%
SG&A	-44.2%	-39.0%		-36.4%	-36.8%		-36.5%	-32.0%
EBIT	5.0%	11.6%		33.6%	30.3%		30.1%	31.3%
Depr. & Amort.	-10.7%	-10.6%		-4.7%	-4.7%		-9.2%	-7.0%
EBITDA	15.7%	22.3%		38.3%	35.0%		39.3%	38.3%
Per Hectoliter (R$/hl)
Net Sales	93.2	99.7	-6.5%	361.0	354.2	1.9%	146.5	144.7	1.2%
COGS	(47.3)	(49.2)	-3.8%	(108.1)	(116.4)	-7.1%	(48.9)	(53.1)	-7.8%
Gross Profit	45.9	50.5	-9.1%	252.9	237.8	6.3%	97.6	91.7	6.5%
SG&A	(41.2)	(38.9)	6.0%	(131.5)	(130.4)	0.8%	(53.4)	(46.3)	15.4%
EBIT	4.7	11.6	-59.6%	121.3	107.4	13.0%	44.2	45.3	-2.6%
Depr. & Amort.	(9.9)	(10.6)	-6.2%	(16.8)	(16.7)	0.7%	(13.4)	(10.1)	33.4%
EBITDA	14.6	22.2	-34.1%	138.2	124.1	11.3%	57.6	55.4	3.9%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(1)	Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
(2)	Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3)	Figures for North America Operations consist of Labatt (Canada).
(4)	Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

Second Quarter 2006 Results August 14, 2006 Page 21
	AmBev Brazil

	Beer Brazil			CSD & NANC Brazil

	1H06	1H05%		1H06	1H05%

Volumes (000 hl)	30,616	28,794	6.3%	10,236	9,255	10.6%
R$million
Net Sales	4,217.3	3,693.0	14.2%	839.1	764.0	9.8%
COGS	(1,196.1)	(1,178.0)	1.5%	(389.3)	(406.7)	-4.3%
Gross Profit	3,021.3	2,515.0	20.1%	449.8	357.2	25.9%
SG&A	(1,331.5)	(1,037.9)	28.3%	(273.1)	(183.2)	49.1%
EBIT	1,689.7	1,477.1	14.4%	176.7	174.1	1.5%
Depr. & Amort.	(413.2)	(250.5)	64.9%	(126.1)	(69.3)	82.0%
EBITDA	2,102.9	1,727.7	21.7%	302.8	243.4	24.4%
% of Total EBITDA	63.8%	60.2%		9.2%	8.5%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-28.4%	-31.9%		-46.4%	-53.2%
Gross Profit	71.6%	68.1%		53.6%	46.8%
SG&A	-31.6%	-28.1%		-32.5%	-24.0%
EBIT	40.1%	40.0%		21.1%	22.8%
Depr. & Amort.	-9.8%	-6.8%		-15.0%	-9.1%
EBITDA	49.9%	46.8%		36.1%	31.9%
Per Hectoliter (R$/hl)
Net Sales	137.7	128.3	7.4%	82.0	82.5	-0.7%
COGS	(39.1)	(40.9)	-4.5%	(38.0)	(43.9)	-13.5%
Gross Profit	98.7	87.3	13.0%	43.9	38.6	13.8%
SG&A	(43.5)	(36.0)	20.7%	(26.7)	(19.8)	34.8%
EBIT	55.2	51.3	7.6%	17.3	18.8	-8.2%
Depr. & Amort.	(13.5)	(8.7)	55.1%	(12.3)	(7.5)	64.5%
EBITDA	68.7	60.0	14.5%	29.6	26.3	12.5%

	AmBev Brazil

	Malt and By-products			Total AmBev Brazil (1)

	1H06	1H05%		1H06	1H05%

Volumes (000 hl)				40,852	38,049	7.4%
R$million
Net Sales	45.8	65.7	-30.3%	5,102.3	4,522.7	12.8%
COGS	(15.0)	(26.3)	-43.1%	(1,600.3)	(1,611.0)	-0.7%
Gross Profit	30.9	39.4	-21.7%	3,501.9	2,911.7	20.3%
SG&A	(1.7)	(1.6)	6.8%	(1,606.3)	(1,222.7)	31.4%
EBIT	29.1	37.8	-23.0%	1,895.6	1,689.0	12.2%
Depr. & Amort.	0.0	0.0	n.m.	(539.3)	(319.9)	68.6%
EBITDA	29.1	37.8	-23.0%	2,434.8	2,008.8	21.2%
% of Total EBITDA	0.9%	1.3%		73.9%	70.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-32.7%	-40.0%		-31.4%	-35.6%
Gross Profit	67.3%	60.0%		68.6%	64.4%
SG&A	-3.8%	-2.5%		-31.5%	-27.0%
EBIT	63.5%	57.5%		37.2%	37.3%
Depr. & Amort.	0.0%	0.0%		-10.6%	-7.1%
EBITDA	63.5%	57.5%		47.7%	44.4%
Per Hectoliter (R$/hl)
Net Sales				124.9	118.9	5.1%
COGS				(39.2)	(42.3)	-7.5%
Gross Profit				85.7	76.5	12.0%
SG&A				(39.3)	(32.1)	22.4%
EBIT				46.4	44.4	4.5%
Depr. & Amort.				(13.2)	(8.4)	57.0%
EBITDA				59.6	52.8	12.9%

	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)

	1H06	1H05%		1H06	1H05%		1H06	1H05%

Volumes (000 hl)	16,619	14,574	14.0%	5,246	5,137	2.1%	62,718	57,760	8.6%
R$million
Net Sales	1,040.4	959.2	8.5%	1,864.2	1,918.0	-2.8%	8,006.9	7,399.9	8.2%
COGS	(495.7)	(440.6)	12.5%	(577.2)	(651.7)	-11.4%	(2,673.2)	(2,703.4)	-1.1%
Gross Profit	544.8	518.6	5.0%	1,287.0	1,266.2	1.6%	5,333.7	4,696.5	13.6%
SG&A	(420.2)	(342.6)	22.6%	(756.0)	(785.2)	-3.7%	(2,782.5)	(2,350.5)	18.4%
EBIT	124.6	176.0	-29.2%	531.0	481.0	10.4%	2,551.2	2,346.0	8.7%
Depr. & Amort.	(99.1)	(93.8)	5.7%	(105.8)	(110.3)	-4.1%	(744.1)	(523.9)	42.0%
EBITDA	223.7	269.8	-17.1%	636.8	591.2	7.7%	3,295.3	2,869.8	14.8%
% of Total EBITDA	6.8%	9.4%		19.3%	20.6%		100.0%	100.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	1.0		100.0%	100.0%
COGS	-47.6%	-45.9%		-31.0%	(0.3)		-33.4%	-36.5%
Gross Profit	52.4%	54.1%		69.0%	0.7		66.6%	63.5%
SG&A	-40.4%	-35.7%		-40.6%	(0.4)		-34.8%	-31.8%
EBIT	12.0%	18.4%		28.5%	0.3		31.9%	31.7%
Depr. & Amort.	-9.5%	-9.8%		-5.7%	(0.1)		-9.3%	-7.1%
EBITDA	21.5%	28.1%		34.2%	0.3		41.2%	38.8%
Per Hectoliter (R$/hl)
Net Sales	92.0	102.3	-10.1%	355.3	373.4	-4.8%	144.3	140.8	2.5%
COGS	(43.8)	(47.0)	-6.7%	(110.0)	(126.9)	-13.3%	(48.2)	(51.4)	-6.3%
Gross Profit	48.2	55.3	-12.9%	245.3	246.5	-0.5%	96.1	89.4	7.6%
SG&A	(37.2)	(36.5)	1.7%	(144.1)	(152.9)	-5.7%	(50.2)	(44.7)	12.2%
EBIT	11.0	18.8	-41.3%	101.2	93.6	8.1%	46.0	44.6	3.0%
Depr. & Amort.	(8.8)	(10.0)	-12.4%	(20.2)	(21.5)	-6.1%	(13.4)	(10.0)	34.6%
EBITDA	19.8	28.8	-31.3%	121.4	115.1	5.5%	59.4	54.6	8.8%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(1)	Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Malt and By-products segments.
(2)	Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3)	Figures for North America Operations consist of Labatt (Canada), consolidated starting August 27th, 2004.
(4)	Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

Second Quarter 2006 Results August 14, 2006 Page 22

CONSOLIDATED INCOME STATEMENT

	AmBev Consolidated

Corporate Law R$million	2Q06	2Q05%

Net Sales	4,037.1	3,704.3	9.0%
Cost of Goods Sold	(1,348.2)	(1,358.1)	-0.7%
Gross Profit	2,688.9	2,346.2	14.6%
Gross Margin (%)	66.6%	63.3%
Selling and Marketing Expenses	(1,006.2)	(820.6)	22.6%
% of sales	24.9%	22.2%
General & Administrative	(187.9)	(208.0)	-9.7%
% of sales	4.7%	5.6%
Depreciation & Amortization	(278.3)	(156.9)	77.4%
Total SG&A	(1,472.4)	(1,185.5)	24.2%
% of sales	36.5%	32.0%
EBIT	1,216.6	1,160.7	4.8%
% of sales	30.1%	31.3%
Provisions, Net	47.1	4.3	n.m.
Other Operating (Expense)	(243.3)	(182.0)	33.7%
Equity Income	0.3	0.4	-33.0%
Interest Expense	(392.4)	(249.1)	57.5%
Interest Income	52.0	(1.9)	n.m.
Net Interest Income (Expense)	(340.3)	(251.0)	35.6%
Non-Operating Income (Expense)	(21.3)	9.5	n.m.
Income Before Taxes	659.0	741.8	-11.2%
Provision for Income Tax/Social Contrib.	(139.0)	(410.1)	-66.1%
Provision for Profit Sharing & Bonuses	(54.7)	(26.5)	106.5%
Minority Interest	17.9	(0.1)	n.s.
Net Income	483.3	305.2	58.3%
% of sales	12.0%	8.2%
Depreciation and Amortization	369.7	257.6	43.6%
EBITDA	1,586.3	1,418.2	11.9%
% of sales	39.3%	38.3%

Notes:
Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

Second Quarter 2006 Results August 14, 2006 Page 23

CONSOLIDATED BALANCE SHEET

	AmBev Consolidated

Corporate Law R$ 000	Jun 2006	Mar 2006

ASSETS
Cash	1.101.216	893.361
Marketable Securities	479.810	456.697
Accounts Receivable	977.574	729.909
Inventory	1.141.607	1.160.429
Recoverable Taxes	646.398	580.809
Other	670.663	753.343

Total Current Assets	5.017.268	4.574.548
Recoverable Taxes	1.944.023	2.020.374
Receivable from Employees/Financed Shares	79.222	74.754
Judicial Deposits, Compulsories and Fiscal Incentives	547.463	540.131
Other	439.619	442.984

Total Long-Term Assets	3.010.327	3.078.243
Investments	16.160.215	16.450.761
Property, Plant & Equipment	5.089.088	5.074.642
Deferred	2.996.956	3.108.406

Total Permanent Assets	24.246.259	24.633.809

TOTAL ASSETS	32.273.854	32.286.600

LIABILITIES
Short-Term Debt	830.721	1.152.215
Accounts Payable	764.904	862.469
Sales & Other Taxes Payable	798.841	768.171
Dividend Payable	218.416	408.159
Salaries & Profit Sharing Payable	387.586	443.878
Income Tax, Social Contribution, & Other	279.574	270.890
Other	961.084	935.977

Total Current Liabilities	4.241.126	4.841.759
Long-Term Debt	6.001.782	5.561.761
Deferred Sales Tax (ICMS)	372.524	364.635
Provision for Contingencies	1.059.639	1.107.226
Other	731.536	747.726

Total Long-Term Liabilities	8.165.481	7.781.348
TOTAL LIABILITIES	12.406.607	12.623.108
FUTURE RESULTS	149.945	149.904
MINORITY INTEREST	72.094	108.805
Paid in Capital	5.710.745	5.691.369
Reserves and Treasury shares	13.420.715	13.435.490
Retained Earnings	513.748	277.925

SHAREHOLDERS’ EQUITY	19.645.208	19.404.784

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	32.273.854	32.286.600

Second Quarter 2006 Results August 14, 2006 Page 24

CONSOLIDATED STATEMENT OF CASH FLOWS

R$000	AmBev Consolidated 2Q06	AmBev Consolidated 2Q05

Cash Flows from Operating Activities
Net income	483,270	305,209
Adjustments to reconcile net income to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	369,742	257,553
Contingencies and liabilites associated with tax disputes, including interest	(47,146)	(4,272)
Financial charges on contingencies	17,008	13,140
(Gain) loss on disposal of PP&E, net	27,486	15,235
Financial charges on stock option plan	(2,143)	(3,031)
Financial charges on taxes and contributions	(1,833)	3,119
Equity income	(286)	(427)
Financial charges on long-term debt	130,814	(211,400)
Provision for losses in inventory and other assets	9,659	(19,254)
Provision for restructuring	14,449	—
Deferred income tax (benefit) expense	89,710	106,563
Foreign exchange holding effect on assets abroad	25,008	(144,265)
Forex variations and unrealized gains on marketable securities	38,861	339,148
(Gains) losses on participation on related companies	(1,216)	857
Amortization of goodwill	295,339	333,975
Extemporaneous Fiscal Credits	(22,981)	—
Minority interest	(17,904)	50
(Increase) decrease in assets
Trade accounts receivable	(233,112)	(10,424)
Sales taxes recoverable	34,021	(35,452)
Inventories	17,096	(12,496)
Judicial Deposits	(4,272)	(33,968)
Anticipated Expenses	69,041	19,412
Receivables and other	3,330	4,565
(Decrease) increase in liabilites
Suppliers	(87,986)	(10,146)
Payroll, profit sharing and related charges	(59,855)	13,479
Income tax, social contribution, and other taxes payable	(17,464)	42,920
Cash used for contingencies and legal proceedings	(17,844)	(18,568)
Incentivos Fiscais	—	—
Other	(39,867)	26,856

Net Cash Provided by Operating Activities	1,047,303	978,378
Cash Flows from Investing Activites
Acquisition of Investments, net from acquired cash	(1,528)	—
Disposal of property, plant and equipment	8,509	12,521
Marketable securities withdrawn (investment)	(13,253)	22,137
Collateral securities and deposits	(124)	(1,748)
Share Buybacks by subsidiaries	—	(17,285)
Property, plant and equipment	(300,068)	(340,598)
Payment for deferred asset	(3,348)	(15,296)

Net Cash Provided (Used) in Investing Activities	(309,812)	(340,269)
Cash Flows from Financing Activites
Advances to employees for purchase of shares	21,546	684
Dividends, interest distribution and capital decrease paid	(455,196)	(9,827)
Repurchase of shares in treasury	(51,801)	(14,480)
Increase in debt	1,987,407	1,552,362
Payment of debt	(2,035,354)	(2,141,040)
Increase in paid-in capital / Variation in minority interest	4,062	6,987

Net Cash Provided (Used) in Financing Activities	(529,336)	(530,941)
Foreign Exchange Variations on Cash	(300)	(41,547)
Subtotal	207,855	65,621

Cash and cash equivalents, beginning of period	893,361	831,457
Cash and cash equivalents, end of period	1,101,216	897,078
Net increase in cash and cash equivalents	207,855	65,621

Note: Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.